UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): September 12, 2012



THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37,421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Dixie Group, Inc. is engaged in due diligence designed to determine whether and to what extent a continuous dyeing facility located in Calhoun, Georgia, owned by Milliken & Company, could serve Dixie's needs for continuous dyeing. The process of due diligence is nearing completion, and the Company expects to make a decision regarding a potential acquisition of the facility in the near future.

Item 9.01   Financial Statements and Exhibits.

  (c)   Exhibits
          (99.1) Press Release dated September 12, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 12, 2012	**THE DIXIE GROUP, INC.**
	/s/ Jon A. Faulkner
	Jon A. Faulkner
	Chief Financial Officer

Exhibit 99.1



THE DIXIE GROUP

CONTACT: Jon Faulkner
Chief Financial Officer
706-876-5814
jon.faulkner@dixiegroup.com

THE DIXIE GROUP CONDUCTS DUE DILIGENCE REGARDING POSSIBLE ACQUISITION

CHATTANOOGA, Tenn. (Sept. 12, 2012) -- The Dixie Group, Inc. (NASDAQ:DXYN) today announced that the Company is engaged in due diligence designed to determine whether and to what extent a continuous dyeing facility located in Calhoun, Georgia, owned by Milliken & Company, could serve Dixie's needs for continuous dyeing. The process of due diligence is nearing completion, and the Company expects to make a decision regarding a potential acquisition of the facility in the near future.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, Dixie Home, and Masland Contract brands.

Milliken & Company is a leading global manufacturer of specialty chemicals, floor covering, and performance materials.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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